SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Bogue Electric Manufacturing Co.
(Name of Issuer)
Common New $1.0 Par Value
(Title of Class of Securities)
097 293 10 4
(CUSIP Number)
  1. NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Troster Singer Division of Spear, Leeds & Kellogg
     13-5515160
  2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                        (a)
                                        (b)
  3. SEC USE ONLY
  4. CITIZENSHIP OR PLACE OF ORGANIZATION: New York
  5. SOLE VOTING POWER: 86,543 SHARES
  6. SHARED VOTING POWER:
  7. SOLE DISPOSITIVE POWER: 86,543 SHARES
  8. SHARED DISPOSITIVE POWER
  9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     86,543
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 6.5%
12.  TYPE OF REPORTING PERSON: BD
Item 1.
     Item 1(a): Name of Issuer: Bogue Electronic Manufacturing
Co.
     Item 1(b): Address of Issuer's Principal Executive Offices:
               100 Pennsylvania Ave
               Paterson, NJ 07509
Item 2.
     Item 2(a): Name of Person Filing:
               Troster Singer-Division of Spear, Leeds & Kellogg
     Item 2(b): Address of Principal Business Office or, if None,
                  Residence:
               10 Exchange Place
               Jersey City, NJ 07302
     Item 2(c): Citizenship:
               Limited Partnership organized under the laws of the State of New York
     Item 2(d): Title of Class of Securities: Common New $1.00
Par Value
     Item 2(e): CUSIP Number: 097 293 10 4
Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
     (a) X  Broker or dealer registered under Section 15 of the
Act,
Item 4.   Ownership:
          (a)  Amount Beneficially Owned:
               86,543
          (b)  Percent of Class:
               6.5%
          (c)  Number of shares as to which such person has:
                 (i)    Sole power to vote or to direct the
                         vote:     1,109,558
                (ii)    Shared power to vote or direct the vote:
                         0
               (iii)     Sole power to dispose or direct the
                         disposition of:     1,109,558
               (iv)      Shared power to dispose or to direct the
                         disposition of:     0
Item 5.Ownership of Five Percent or Less of a Class.  Not
       applicable.
Item 6.Ownership of More Than Five Percent on Behalf of Another
       Person.
       Not applicable.
Item 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
       Not applicable.
Item 8.Identification and Classification of Members of the
       Group.
       Not applicable.
Item 9.Notice of Dissolution of Group:
       Not applicable.
Item 10.    Certification.
       By signing below, I certify, that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were
       not  acquired  for the purpose of and  do  not   have  the
       effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.
                            SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date
TROSTER SINGER-DIVISION OF
SPEAR, LEEDS & KELLOGG

Signature


Name/Title